SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, DC 20549

                                      SCHEDULE 13D
                      Under the Securities Exchange Act of 1934
                                 (Amendment No. 1) <F1>

                                 Kinark Corporation
                                  (Name of Issuer)

                             Common Stock, $.10 par value
                            (Title of class of securities)

                                    494474-10-9
                                   (CUSIP number)

                                  Joseph J. Morrow
          47 LaFayette Place, Apt. 1-E, Greenwich, CT  06830  (203) 661-0766
                    (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                 November 8, 1996
              (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box
_____.

     Check the following box if a fee is being paid with the statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.
[FN]
<F1> The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
[/FN]
                         (Continued on following pages)
                              (Page 1 of 5 Pages)
                                                                 Schedule 13D



CUSIP No. 494478-10-9              13D                      Page 2 of 5 Pages



1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Joseph J. Morrow

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                      (b) [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS*
     PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

NUMBER OF      7    SOLE VOTING POWER
SHARES              1,764,532
BENEFICIALLY
OWNED BY       8    SHARED VOTING POWER
EACH                55,536
REPORTING
PERSON WITH    9    SOLE DISPOSITIVE POWER
                    1,764,532

               10   SHARED DISPOSITIVE POWER
                    55,536

11   AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,820,068

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                         [ ]
     EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     26.9%

14   TYPE OF REPORTING PERSON*
     IN

                                                       Page 3 of 5 Pages
                              KINARK CORPORATION       Schedule 13D
                         (CUSIP NO. 494474-10-9)       Joseph J. Morrow

     By this Amendment No. 1 to Schedule 13D, Joseph J. Morrow hereby amends and completely restates the statement on Schedule 13D previously filed on behalf of Mr. Morrow, relating to the common stock, par value $.10 per share, of Kinark Corporation, a Delaware corporation, as follows:

ITEM 1.   SECURITY AND ISSUER

     This statement relates to the common shares, par value $.10 per share (the "Common Stock"), of Kinark Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7060 South Yale Avenue, Tulsa, Oklahoma 74101-1499.

ITEM 2.   IDENTITY AND BACKGROUND

     (a)  This statement is filed with respect to Joseph J. Morrow.

     (b) Mr. Morrow's business address is 47 LaFayette Place, Apt. 1-E, Greenwich, CT 06830.

     (c) Mr. Morrow is the Chairman of Morrow & Co., Inc., whose principal address is 909 Third Avenue, 20th Floor, New York, NY 10022-4799.

     (d) Mr. Morrow has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Morrow has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

     (f)  Mr. Morrow is a United States Citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Morrow used personal funds to purchase 32,530 shares of Common Stock at a subscription price of $3.00 per share for an aggregate price of $97,590, pursuant to the exercise of subscription rights offered by the Company. The Company offered to its stockholders of record on September 27, 1996, one nontransferable right for each one share of Common Stock held as of such date, with each right entitling the holder to purchase one share of Common Stock at a subscription price of $3.00 per share (the "Rights Offering"). The Rights Offering, which closed on November 8, 1996, was conducted pursuant to a Prospectus dated October 4, 1996, filed as part of the Company's registration statement on Form S-3 declared effective by the Securities and Exchange Commission on October 4, 1996 (File No. 333-4937).

     Mr. Morrow directly or indirectly purchased 1,759,038 shares of Common Stock at a price of $2.50 per share for an aggregate price of $4,397,595, on January 23, 1996. Mr. Morrow used personal funds to purchase the shares acquired at a price equal to the market value of the Common Stock on the American Stock Exchange on the date the agreement to acquire the shares was reached between Mr. Morrow and the Issuer. Mr. Morrow paid market price for 23,500 shares owned prior to January 23, 1996.

                                             Page 4 of 5 Pages
                                             Schedule 13D
                                             Joseph J. Morrow

ITEM 4.   PURPOSE OF TRANSACTION

     Mr. Morrow acquired the shares of Common Stock for personal investment purposes. Mr. Morrow may purchase additional securities of the Issuer in the future. Mr. Morrow does not presently have any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Mr. Morrow currently beneficially owns 1,820,068 shares of the Issuer's Common Stock, representing 26.9 percent of the currently outstanding shares of Common Stock. The number of shares beneficially owned by Mr. Morrow includes 5,000 shares subject to an option which is described in subparagraph
(c) of this Item 5. The aggregate percentage of shares of Common Stock reported owned by Mr. Morrow is based upon 6,764,386 shares, which is based on
(i) 6,066,536 shares of Common Stock reported as outstanding in the Company's Quarterly Report on Form 10Q for the quarter ended September 30, 1996, (ii) 692,850 shares of Common Stock issued in the Issuer's Rights Offering and (iii) 5,000 shares subject to an option which is described in subparagraph (c) of this Item 5.

     (b) Mr. Morrow has sole voting power and sole dispositive power with respect to 1,764,532 shares of Common Stock and he shares voting power and dispositive power with respect to 55,536 shares of Common Stock with his spouse, Claire Morrow. Ms. Morrow's address is 47 LaFayette Place, Apt. 1-E, Greenwich, CT 06830 and she is a citizen of the United States. Ms. Morrow has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Ms. Morrow has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

     (c)  In a transaction effected since Mr. Morrow's most recent filing on
Schedule 13D, Mr. Morrow, on July 1, 1996, received an automatic grant of an option to purchase 5,000 shares of the Issuer's Common Stock at an exercise price of $3.375. This automatic grant was made to Mr. Morrow as a non-employee director under the Issuer's 1996 Stock Option Plan. The exercise price represents the fair market value of the Common Stock on the date of the grant. Mr. Morrow's option becomes exercisable on January 1, 1997, and Mr. Morrow is deemed to beneficially own all 5,000 shares subject to this option under Rule 13d-3(d)(1)(i) of the Securities and Exchange Act of 1934, as amended.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

          None.

                                                  Page 5 of 5 Pages
                                                  Schedule 13D
                                                  Joseph J. Morrow

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   December 18, 1996
                                   (Date)


                                   /s/ Joseph J. Morrow
                                   (Signature)


                                   Joseph J. Morrow
                                   (Name)